Exhibit 4.1

JIUZI HOLDINGS INC.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

Doug Buerger, PhD

Re: Chief Operating Officer Offer Letter

Dear Dr. Buerger,

Jiuzi Holdings Inc., a Cayman Islands exempted company (the "Company"), is pleased to offer you the position of Chief Operating Officer ("COO") of the Company. We believe your professional background and extensive experience will be a valuable asset to the company, and we look forward to welcoming you as our COO. Should you choose to accept this position, this letter agreement (the "Agreement") shall constitute an agreement between you and the Company and contains all the terms and conditions relating to the services you agree to provide to the Company and the Company’s obligations to you.

1.  Term. This Agreement is effective as of September 23, 2025 (the "Effective Date"). Your employment as COO shall continue subject to the provisions in Section 9 below. Notwithstanding the foregoing, this Agreement may be terminated at any time in accordance with Section 9 hereto.

2.  Services. You shall serve as the Chief Operating Officer of the Company and shall have such duties, responsibilities, and authority as are customary for such position in companies of similar size and nature, and as may be reasonably assigned to you from time to time by the Company's Chief Executive Officer or the Board of Directors (the "Board"). During the term of this Agreement, you shall devote your full business time and best efforts to the performance of your duties. Your primary responsibilities shall include, but not be limited to, overseeing the Company's day-to-day operations, designing and implementing operational strategies, leading and developing the operations teams, and regularly reporting to the Chief Executive Officer and/or the Board on operational performance.

3.  Services for Others. You shall be free to represent or perform services for other persons during the term of this Agreement only with the prior written consent of the Board. However, you agree that you do not presently perform and do not intend to perform, during the term of this Agreement, similar duties, consulting or other services for companies whose businesses are or would be, in any way, competitive with the Company (except for companies previously disclosed by you to the Company in writing). Should you propose to perform similar duties, consulting or other services for any such company, you agree to notify the Company in writing in advance and to provide information to the Company sufficient to allow it to determine if the performance of such services would conflict with areas of interest to the Company.

4.   Compensation.

4.1.  Cash Compensation. Commencing on the Effective Date, you shall receive an annual base salary of $50,000, payable in accordance with the Company's standard payroll practices.

4.2.  Stock Award. Upon commencement of employment on the Effective Date, you shall receive a one-time grant of 50,000 shares of the Company’s common stock (the “Initial Stock Grant”). This award will be subject to applicable federal and state securities laws and may be further governed by a separate Stock Option or Restricted Stock Agreement to be entered into between you and the Company.

4.3   Reimbursement of Reasonable Expenses. You shall be reimbursed for reasonable, pre-approved expenses incurred by you in connection with the performance of your duties (including travel and lodging expenses for business purposes).

5.  D&O Insurance Policy. During the term under this Agreement, the Company shall use its commercially reasonable efforts to maintain an officers and directors insurance policy and include you as an insured thereunder.

6.  No Assignment. Because of the personal nature of the services to be rendered by you, this Agreement may not be assigned by you without the prior written consent of the Company.

7.  Confidential Information; Non-Disclosure; Intellectual Property. The terms and conditions set forth in Section 7 of the Director Offer Letter provided to you are hereby incorporated by reference into this Agreement as if fully set forth herein, and you agree to abide by them.

8.  Non-Solicitation. During the term of your service to the Company and for a period of one (1) year thereafter, you shall not directly solicit for employment any officer, employee or consultant of the Company with whom you have had contact due to your service. You agree that the provisions of this Section 8 shall survive and remain in full force and effect upon and following any termination of this Agreement.

9.  Termination and Resignation. Your employment hereunder may be terminated by either party at any time, with or without cause, upon e.g., 90 days written notice to the other party. Notwithstanding the foregoing, the Company may terminate your employment immediately for Cause (as defined by the Board). Upon termination of your employment for any reason, you shall be entitled to receive any accrued but unpaid base salary and reimbursable expenses incurred prior to the termination date.

10.  Governing Law; Venue; Waiver of Jury Trial. All questions with respect to the construction and/or enforcement of this Agreement, and the rights and obligations of the parties hereunder, shall be determined in accordance with the law of the State of New York applicable to agreements made and to be performed entirely in the State of New York. The parties hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in New York County, New York, for the adjudication of any dispute hereunder or in connection herewith. THE PARTIES HEREBY IRREVOCABLY WAIVE ANY RIGHT EITHER MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11.  Entire Agreement; Amendment; Waiver; Counterparts. This Agreement expresses the entire understanding with respect to the subject matter hereof and supersedes and terminates any prior oral or written agreements with respect to the subject matter hereof. Any term of this Agreement may be amended and observance of any term of this Agreement may be waived only with the written consent of the parties hereto.

12.  Indemnification. The Company shall, to the maximum extent provided under applicable law on the terms set forth in the Company's memorandum and articles of association (as amended from time to time), indemnify and hold you harmless from and against any expenses, including reasonable attorney's fees, judgments, fines, settlements and other legally permissible amounts, incurred in connection with any proceeding arising out of, or related to, your performance of your duties as an officer of the Company.

Thank you for your agreement to join us, and we look forward to working with you. If you are in agreement with the foregoing, please sign by your name below and return a copy to me, which signature shall signify your agreement.

Sincerely,

Jiuzi Holdings Inc.

By:	/s/ Tao Li
Name:	Tao Li
Title:	Chief Executive Officer

AGREED AND ACCEPTED:

By:	/s/ Doug Buerger, PhD
Name:	Doug Buerger, PhD

Date: 2025.9.23

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